File No. 812-

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT TO PERMIT CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF THE ACT AND RULE 17d-l UNDER THE ACT

TPG Specialty Lending, Inc., TSL Advisers, LLC, TSSP Holdco Management, LLC, TPG Opportunities Partners III (A), L.P., TPG Opportunities Partners III (B), L.P., TPG Opportunities Partners III (C), L.P., TOP III Delaware AIV I-A, L.P., TOP III Delaware AIV I-B, L.P., TSSP Opportunities Partners IV (A), L.P., TSSP Opportunities Partners IV (B), L.P., TSSP Opportunities Partners IV (C), L.P., TOP IV Delaware AIV I-A, L.P., TOP IV Delaware AIV I-B, L.P., TSSP Adjacent Opportunities Partners, L.P., TSSP Adjacent Opportunities Partners (A), L.P., TSSP Adjacent Opportunities Partners (B), L.P., TSSP Adjacent Opportunities Partners (C), L.P., TSSP Adjacent Opportunities Partners (D), L.P., TSSP Adjacent Opportunities Partners (E), L.P., TSSP Adjacent Opportunities Partners (F), L.P., Super TAO Contingent MA, L.P., Knight TAO, L.P., Super TAO MA, L.P., PSERS TAO Partners Parallel Fund, L.P., TAO (B) AIV II-A, L.P., TAO (C) AIV II-A, L.P., TSSP Capital Solutions (A), L.P., TSSP Capital Solutions (B), L.P., TSSP Capital Solutions (A) AIV, L.P., TSSP Capital Solutions (B) AIV, L.P., TPG Specialty Lending Europe I, L.P., Super TSLE, L.P., TPG Opportunities Advisers, LLC, TPG Opportunities III Management, LLC, TSSP Opportunities IV Management, LLC, TSSP Adjacent Opportunities Management, LLC, TSSP Capital Solutions I Management, LLC, and TPG Specialty Lending Europe I Management, LLC

301 Commerce Street, Suite 3300

Fort Worth, TX 76102

(817) 871-4000

All Communications, Notices and Orders to:

David Stiepleman

c/o TPG Specialty Lending, Inc.

345 California Street, Suite 3300

San Francisco, CA 94104

(415) 743-1500

Copies to:

John J. Mahon, Esq.

Schulte Roth & Zabel LLP

901 Fifteenth Street, NW, Suite 800

Washington DC 20005

Tel: (202) 729-7470

Fax: (202) 730-4520

January 16, 2020

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

TPG Specialty Lending, Inc.

TSL Advisers, LLC

TSSP Holdco Management, LLC

TPG Opportunities Partners III (A), L.P.

TPG Opportunities Partners III (B), L.P.

TPG Opportunities Partners III (C), L.P.

TOP III Delaware AIV I-A, L.P.

TOP III Delaware AIV I-B, L.P.

TSSP Opportunities Partners IV (A), L.P.

TSSP Opportunities Partners IV (B), L.P.

TSSP Opportunities Partners IV (C), L.P.

TOP IV Delaware AIV I-A, L.P.

TOP IV Delaware AIV I-B, L.P.

TSSP Adjacent Opportunities Partners, L.P.

TSSP Adjacent Opportunities Partners (A), L.P.

TSSP Adjacent Opportunities Partners (B), L.P.

TSSP Adjacent Opportunities Partners (C), L.P.

TSSP Adjacent Opportunities Partners (D), L.P.

TSSP Adjacent Opportunities Partners (E), L.P.

TSSP Adjacent Opportunities Partners (F), L.P.

Super TAO Contingent MA, L.P.

Knight TAO, L.P.

Super TAO MA, L.P.

PSERS TAO Partners Parallel Fund, L.P.

TAO (B) AIV II-A, L.P.

TAO (C) AIV II-A, L.P.

TSSP Capital Solutions (A), L.P.

TSSP Capital Solutions (B), L.P.

TSSP Capital Solutions (A) AIV, L.P.

TSSP Capital Solutions (B) AIV, L.P.

TPG Specialty Lending Europe I, L.P.

Super TSLE, L.P.

TPG Opportunities Advisers, LLC

TPG Opportunities III Management, LLC

TSSP Opportunities IV Management, LLC

TSSP Adjacent Opportunities Management, LLC

TSSP Capital Solutions I Management, LLC

TPG Specialty Lending Europe I Management, LLC

301 Commerce Street, Suite 3300

Fort Worth, TX 76102

File No. 812-

Investment Company Act of 1940

APPLICATION FOR AN ORDER PURSUANT TO SECTION 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT TO PERMIT CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF THE ACT AND RULE 17d-l UNDER THE ACT

I. INTRODUCTION

A. Requested Relief

TPG Specialty Lending, Inc. (the “Company”) and its related entities identified in Section I.B below, hereby request an order (the “Order”) pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “Act”)1 and Rule 17d-1 thereunder2 authorizing certain joint transactions that otherwise would be prohibited by Sections 17(d) and 57(a)(4) as modified by the exemptive rules adopted by the U.S. Securities and Exchange Commission (the “Commission”) under the Act.

In particular, the relief requested in this application (the “Application”) would allow a Regulated Fund and one or more other Regulated Funds and/or one or more Affiliated Funds and/or TSSP Proprietary Accounts (each as defined below) to participate in the same investment opportunities through a proposed co-investment program where such participation would otherwise be prohibited under Section 17(d) or Section 57(a)(4) and the rules under the Act (the “Co-Investment Program”). All existing entities that currently intend to rely on the Order have been named as Applicants (defined below) and any existing or future entities that may rely on the Order in the future will comply with the terms and Conditions (defined below) set forth in this Application.

The Order sought by this Application would supersede an exemptive order issued by the Commission to TPG Specialty Lending, Inc. on November 18, 2014 under Sections 17(d) and 57(i) of the Act and Rule 17d-1 under the Act permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the Act and Rule 17d-1 under the Act (the “Prior Order”), with the result that no person will continue to rely on the Prior Order if the Order is granted.3

B. Applicants Seeking Relief

•

The Company, a Delaware corporation structured as an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a BDC (as defined below) under the Act.

•

The following investment vehicles, each of which is a separate and distinct legal entity and each of which would be an investment company but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) (collectively, the “Existing Affiliated Funds”):

•

TPG Opportunities Partners III (A), L.P., TPG Opportunities III (B), L.P., TPG Opportunities Partners III (C), L.P., TOP III Delaware AIV I-A, L.P., and TOP III Delaware AIV I-B, L.P. (collectively, the “TOP III Funds”);

•

TSSP Opportunities Partners IV (A), L.P., TSSP Opportunities IV (B), L.P., TSSP Opportunities Partners IV (C), L.P., TOP IV Delaware AIV I-A, L.P., and TOP IV Delaware AIV I-B, L.P. (collectively, the “TOP IV Funds”);

•

TSSP Adjacent Opportunities Partners, L.P., TSSP Adjacent Opportunities Partners (A), L.P., TSSP Adjacent Opportunities Partners (B), L.P., TSSP Adjacent Opportunities Partners (C), L.P., TSSP Adjacent Opportunities Partners (D), L.P., TSSP Adjacent Opportunities Partners (E), L.P., TSSP Adjacent Opportunities Partners (F), L.P., Super TAO Contingent MA, L.P., Knight TAO, L.P., Super TAO MA, L.P., PSERS TAO Partners Parallel Fund, L.P., TAO (B) AIV II-A, L.P., and TAO (C) AIV II-A, L.P. (collectively, the “TAO Funds”);

[1]	Unless otherwise indicated, all section references herein are to the Act.
[2]	Unless otherwise indicated, all rule references herein are to rules under the Act.
[3]	TPG Specialty Lending, Inc., et al. (File No. 812-13980) Release No. IC-31379 (December 16, 2014) (order), Release No. IC-31338 (November 18, 2014) (notice).

•	TSSP Capital Solutions (A), L.P., TSSP Capital Solutions (B), L.P., and TSSP Capital Solutions (A) AIV, L.P., and TSSP Capital Solutions (B) AIV, L.P. (collectively, the “TCS Funds”); and

•	TPG Specialty Lending Europe I, L.P. and Super TSLE, L.P. (collectively, the “TSLE Funds”).

•

The following investment advisers (the “Existing Advisers”), each of which is a Delaware limited liability company that is registered as an investment adviser pursuant to Section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”):

•	TSL Advisers, LLC (“TSL Advisers”), which serves as investment adviser to the Company;

•	TPG Opportunities III Management, LLC (“TOP III Management”), which serves as investment adviser to the TOP III Funds;

•	TSSP Opportunities IV Management, LLC (“TOP IV Management”), which serves as investment adviser to the TOP IV Funds;

•	TSSP Adjacent Opportunities Management, LLC (“TAO Management”), which serves as investment adviser to the TAO Funds;

•	TSSP Capital Solutions I Management, LLC (“TCS Management”), which serves as investment adviser to the TCS Funds;

•

TPG Specialty Lending Europe I Management, LLC (“TSLE Management”), which serves as investment adviser to the TSLE Funds (and together with TOP III Management, TOP IV Management, TAO Management, and TCS Management, the “Sixth Street Management Companies”); and

•

TPG Opportunities Advisers, LLC (“TOP Advisers”), which wholly owns each of the Sixth Street Management Companies and is itself an investment adviser that provides investment advisory services related to certain investment vehicles sponsored by Sixth Street (as defined below).

•	TSSP Holdco Management, LLC (“TSSP Holdco”), a Delaware limited liability company that controls each of the Existing Advisers.

C. Defined Terms

“Adviser” means, collectively, the Existing Advisers together with any future investment adviser that (i) controls, is controlled by or is under common control with any of the Existing Advisers, (ii) is registered as an investment adviser under the Advisers Act and (iii) is not a Regulated Fund (defined below) or a subsidiary of a Regulated Fund.

“Affiliated Fund” means any Existing Affiliated Fund, any Future Affiliated Fund or any TSSP Proprietary Account (as defined below).

“Applicants” means the Company, the Existing Affiliated Funds, the Existing Advisers, and TSSP Holdco, each on behalf of itself and its successors.4

[4]	The term successor, as applied to any Adviser, means an entity which results from a reorganization into another jurisdiction or change in the type of business organization.

“BDC” means a business development company under the Act. Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Sections 55(a)(1) through 55(a)(3) and makes available significant managerial assistance with respect to the issuers of such securities.

“Board” means the board of directors (or the equivalent) of the applicable Regulated Fund.

“Board-Established Criteria” means criteria that the Board of a Regulated Fund may establish from time to time to describe the characteristics of Potential Co-Investment Transactions regarding which the Adviser to such Regulated Fund should be notified under Condition 1. The Board-Established Criteria will be consistent with the Regulated Fund’s Objectives and Strategies (defined below). If no Board-Established Criteria are in effect, then the Regulated Fund’s Adviser will be notified of all Potential Co-Investment Transactions that fall within the Regulated Fund’s then-current Objectives and Strategies. Board-Established Criteria will be objective and testable, meaning that they will be based on observable information, such as industry/sector of the issuer, geographical location of the issuer, minimum EBITDA of the issuer, type of investment, asset class of the investment opportunity or required commitment size, and not on characteristics that involve a discretionary assessment. The Adviser to the Regulated Fund may from time to time recommend criteria for the Board’s consideration, but Board-Established Criteria will only become effective if approved by a majority of the Independent Directors (defined below). The Independent Directors of a Regulated Fund may at any time rescind, suspend or qualify its approval of any Board-Established Criteria, though Applicants anticipate that, under normal circumstances, the Board would not modify these criteria more often than quarterly.

“Close Affiliate” means the Advisers, the Regulated Funds, the Affiliated Funds and any other person described in Section 57(b) (after giving effect to Rule 57b-1) in respect of any Regulated Fund (treating any registered investment company or series thereof as a BDC for this purpose) except for limited partners included solely by reason of the reference in Section 57(b) to Section 2(a)(3)(D).

“Co-Investment Transaction” means any transaction in which one or more Regulated Funds (or its Wholly-Owned Investment Sub (defined below)) participated together with one or more Affiliated Funds and/or one or more other Regulated Funds in reliance on the Order.

“Disposition” means the sale, exchange or other disposition of an interest in a security.

“Eligible Directors” means, with respect to a Regulated Fund and a Potential Co-Investment Transaction, the members of the Regulated Fund’s Board eligible to vote on that Potential Co-Investment Transaction under Section 57(o) of the Act.

“Follow-On Investment” means an additional investment in the same issuer, including, but not limited to, through the exercise of warrants, conversion privileges or other rights to purchase securities of the issuer.

“Future Affiliated Fund” means any entity (a) whose investment adviser is the Adviser, (b) that would be an investment company but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the Act, and (c) that intends to participate in the program of co-investments described in the Application.

“Future Regulated Fund” means a closed-end management investment company (a) that is registered under the Act or has elected to be regulated as a BDC and (b) whose investment adviser is the Adviser.

“Independent Director” means a member of the Board of any relevant entity who is not an “interested person” as defined in Section 2(a)(19) of the Act. No Independent Director will have any direct or indirect financial interest in any Co-Investment Transaction or any interest in any portfolio company, other than (i) through an interest (if any) in the securities of the Company, an Affiliated Fund or other pooled investment vehicle not controlled by such Independent Director; or (ii) equity or debt securities previously issued by a portfolio company that are listed for trading on an Exchange (defined below) and would otherwise satisfy the requirements to be deemed a Tradable Security as such term is defined in the Application; provided that such Independent Director does not hold greater than 5% of any class of such portfolio company’s outstanding securities.

“JT No-Action Letters” means SMC Capital, Inc., SEC No-Action Letter (pub. avail. Sept. 5, 1995) and Massachusetts Mutual Life Insurance Company, SEC No-Action Letter (pub. avail. June 7, 2000).

“Objectives and Strategies” means a Regulated Fund’s investment objectives and strategies, as described in its most current registration statement on Form N-2, other current filings with the Commission under the Securities Act of 1933 (the “Securities Act”) or under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and its most current report to stockholders.

“Potential Co-Investment Transaction” means any investment opportunity in which a Regulated Fund (or its Wholly-Owned Investment Sub) could not participate together with one or more Affiliated Funds and/or one or more other Regulated Funds without obtaining and relying on the Order.

“Pre-Boarding Investments” are investments in an issuer held by a Regulated Fund as well as one or more Affiliated Funds and/or one or more other Regulated Funds that were acquired prior to participating in any Co-Investment Transaction:

i.)	in transactions in which the only term negotiated by or on behalf of such funds was price in reliance on one of the JT No-Action Letters; or

ii.)	in transactions occurring at least 90 days apart and without coordination between the Regulated Fund and any Affiliated Fund or other Regulated Fund.

“Regulated Funds” means the Company and any Future Regulated Funds.

“Related Party” means (i) any Close Affiliate and (ii) in respect of matters as to which any Adviser has knowledge, any Remote Affiliate.

“Remote Affiliate” means any person described in Section 57(e) in respect of any Regulated Fund (treating any registered investment company or series thereof as a BDC for this purpose) and any limited partner holding 5% or more of the relevant limited partner interests that would be a Close Affiliate but for the exclusion in that definition.

“Required Majority” means a required majority, as such term is defined in Section 57(o) of the Act.5

“SBIC Subsidiary” means a Wholly-Owned Investment Sub that is licensed by the Small Business Administration (the “SBA”) to operate under the Small Business Investment Act of 1958, as amended (the “SBA Act”), as a small business investment company.

“Sixth Street” means the investment management platform presently referred to collectively as “TSSP” or “TPG Sixth Street Partners,” of which each of the Applicants is a part.

“Tradable Security” means a security acquired in a Co-Investment Transaction that meets the following criteria at the time of Disposition:

(i)	it trades on a national securities exchange or designated offshore securities market as defined in rule 902(b) under the Securities Act (an “Exchange”);

(ii)	it is not subject to restrictive agreements with the issuer or other security holders; and

(iii)

it trades with sufficient volume and liquidity (findings as to which are documented by the Adviser to any Regulated Funds holding investments in the issuer and retained for the life of the Regulated Fund) to allow each Regulated Fund to dispose of its entire position remaining after the proposed Disposition within a short period of time not exceeding 30 days at approximately the value (as defined by Section 2(a)(41) of the Act) at which the Regulated Fund has valued the investment.

[5]

In the case of a Regulated Fund that is a registered closed-end fund, the Board members that make up the Required Majority will be determined as if the Regulated Fund were a BDC subject to Section 57(o).

“TSSP Proprietary Account” means any direct or indirect, wholly- or majority-owned subsidiary of either of TSSP Holdco, or any entity that controls or is under common control with TSSP Holdco, in each case that is formed in the future that, from time to time, may hold various financial assets in a principal capacity.

“Wholly-Owned Investment Sub” means an entity (i) that is wholly-owned by a Regulated Fund (with such Regulated Fund at all times holding, beneficially and of record, 100% of the voting and economic interests); (ii) whose sole business purpose is to hold one or more investments on behalf of such Regulated Fund (and, in the case of an SBIC Subsidiary, maintains a license under the SBA Act and issues debentures guaranteed by the SBA); (iii) with respect to which such Regulated Fund’s Board has the sole authority to make all determinations with respect to the entity’s participation under the Conditions to this Application; and (iv) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act.

II. APPLICANTS

A. The Company

The Company was organized as a Delaware corporation on July 21, 2010 for the purpose of operating as an externally managed specialty finance investment company. The Company has elected to be regulated as a BDC under the Act. In connection with that election, the Company has registered its shares under the Exchange Act, and is thus subject to the periodic reporting requirements of the Exchange Act.

The Company initially raised capital through private offerings in reliance on the exemption from the registration requirements under the Securities Act set forth under Section 4(a)(2) thereof. The Company completed the initial public offering of its shares of common stock on March 26, 2014. The Company’s common stock is traded on the New York Stock Exchange under the symbol “TSLX.” As of November 4, 2019, the Company had 66,480,575 shares of common stock outstanding.

The Company’s current investment objective and strategy is to generate current income by targeting investments with favorable risk-adjusted returns. The Company seeks to generate current income primarily through direct originations of senior secured loans and, to a lesser extent, originations of mezzanine and unsecured loans and investments in corporate bonds and equity securities.

The Company has elected to be treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended, and operates in a manner so as to qualify for the tax treatment applicable to RICs.

The Board of the Company (the “TSLX Board”) is comprised of nine directors, five of whom are Independent Directors.

Members of the TSLX Board

Joshua Easterly

Michael Fishman

Jennifer Gordon

David Stiepleman

Hurley Doddy (Independent Director)

Richard Higginbotham (Independent Director)

John Ross (Independent Director)

Judy Slotkin (Independent Director)

Ronald Tanemura (Independent Director)

No Independent Director will have any direct or indirect financial interest in any Co-Investment Transaction or any interest in any portfolio company, other than (i) through an interest (if any) in the securities of the Company, an Affiliated Fund or other pooled investment vehicle not controlled by such Independent Director; or (ii) equity or debt securities previously issued by a portfolio company that are listed for trading on an Exchange and would otherwise satisfy the requirements to be deemed a Tradable Security as such term is defined in the Application; provided that such Independent Director does not hold greater than 5% of any class of such portfolio company’s outstanding securities.

Each of the Affiliated Funds, described in more detail below, has, or will have, investment objectives and strategies that may overlap from time to time with the Company’s Objectives and Strategies. To the extent there is an investment that falls within these Objectives and Strategies, the Company may co-invest with one or more Affiliated Funds.

B. TSL Advisers

TSL Advisers, a Delaware limited liability company, is registered with the Commission as an investment adviser under the Advisers Act. TSL Advisers serves as investment adviser to the Company and is responsible for sourcing potential investments, conducting research and due diligence on prospective investments and equity sponsors, analyzing investment opportunities, structuring the Company’s investments, and monitoring such investments and portfolio companies, on an ongoing basis. TSL Advisers may in the future serve as an investment adviser to one or more Future Regulated Funds or Future Affiliated Funds. TSL Advisers may be deemed to be controlled by TSSP Holdco.

C. The Existing Affiliated Funds

The TOP III Funds

The TOP III Funds are a series of private investment vehicles formed primarily to generate attractive long-term compounded returns through the purchase or origination of special situations and distressed investments across the credit cycle. The TOP III Funds are comprised of a series of parallel investment vehicles that generally invest side-by-side in each portfolio investment.6 The investors in the TOP III Funds are primarily “qualified purchasers,” as defined in the Act, including, among others, high net worth individuals, banks, thrift institutions, pension and profit sharing plans, trusts, estates, charitable organizations, corporations, limited partnerships and limited companies. Each TOP III Fund relies on the exception from the definition of “investment company” under the Act provided in Section 3(c)(1) or 3(c)(7). The general partner of each TOP III Fund is TPG Opportunities GenPar III, L.P., and the investment adviser to each TOP III Fund is TOP III Management. Each TOP III Fund intends to co-invest with the Company during its applicable investment period.

The TOP IV Funds

The TOP IV Funds are a series of private investment vehicles that are successor vehicles to the TOP III Funds, and thus are structured similarly to the TOP III Funds and pursue a similar investment strategy. The TOP IV Funds are comprised of a series of parallel investment vehicles that generally invest side-by-side in each portfolio investment. Similar to the TOP III Funds, the TOP IV Funds (i) raised capital through the private placement of interests, (ii) primarily have “qualified purchasers,” as defined in the Act, as investors, and (iii) rely on the exception from the definition of “investment company” under the Act provided in Section 3(c)(1) or 3(c)(7). The general partner of each TOP IV Fund is TSSP Opportunities GenPar IV, L.P., and the investment adviser to each TOP IV Fund is TOP IV Management. Each TOP IV Fund intends to co-invest with the Company during its applicable investment period.

[6]

Included within the roster of Existing Affiliated Funds referenced throughout this Application are various alternative investment vehicles (individually, an “AIV”). Such AIVs are generally used if a primary fund encounters legal, tax, business, accounting or regulatory impediments to the making of a potential investment, or such primary fund’s general partner determines that having one or more main fund limited partners make a potential investment or hold an existing investment through an AIV would be more favorable to the primary fund or the limited partners from a tax, legal, business, accounting or regulatory perspective. For purposes of this Application, we do not distinguish between AIVs and traditional parallel investment vehicles that may collectively comprise a particular fund family when referencing “parallel investment vehicles” within that fund family.

The TAO Funds

The TAO Funds are a series of private investment vehicles formed to, in whole or in part, co-invest with investment vehicles sponsored by Sixth Street on an opportunistic basis. The TAO Funds may also invest independently of other investment vehicles sponsored by Sixth Street. Similar to the TOP III Funds and the TOP IV Funds, the TAO Funds (i) raised capital through the private placement of interests, (ii) primarily have “qualified purchasers,” as defined in the Act, as investors, and (iii) rely on the exception from the definition of “investment company” under the Act provided in Section 3(c)(1) or 3(c)(7). The general partner of each TAO Fund is TSSP Adjacent Opportunities GenPar, L.P., and the investment adviser to each TAO Fund is TAO Management. Each TAO Fund intends to co-invest with the Company during its applicable investment period.

The TCS Funds

The TCS Funds are a series of private investment vehicles formed primarily to generate attractive risk-adjusted returns by originating or purchasing downside-protected credit and equity investments in late-stage growth companies. Similar to the TOP III Funds, the TOP IV Funds and the TAO Funds, the TCS Funds (i) raised capital through the private placement of interests, (ii) primarily have “qualified purchasers,” as defined in the Act, as investors, and (iii) rely on the exception from the definition of “investment company” under the Act provided in Section 3(c)(1) or 3(c)(7). The general partner of each TCS Fund is TSSP Capital Solutions GenPar, L.P., and the investment adviser to each TCS Fund is TCS Management. Each TCS Fund intends to co-invest with the Company during its applicable investment period.

The TSLE Funds

The TSLE Funds are a series of private investment vehicles formed primarily to generate attractive risk-adjusted returns across credit cycles primarily through the direct origination and acquisition of European middle-market credit investments. Similar to the TOP III Funds, the TOP IV Funds, the TAO Funds, and the TCS Funds, the TSLE Funds (i) raised capital through the private placement of interests, (ii) primarily have “qualified purchasers,” as defined in the Act, as investors, and (iii) rely on the exception from the definition of “investment company” under the Act provided in Section 3(c)(1) or 3(c)(7). TPG Specialty Lending Europe GenPar I, L.P. serves as the general partner of TPG Specialty Lending Europe I, L.P. and Super TSLE GenPar, L.P. serves as the general partner of Super TSLE, L.P. The investment adviser to each TSLE Fund is TSLE Management. Each TSLE Fund intends to co-invest with the Company during its applicable investment period.

D. Existing Advisers to Affiliated Funds

TOP Advisers is organized as a Delaware limited liability company and is registered with the Commission as an investment adviser pursuant to Section 203 of the Advisers Act. TOP Advisers provides investment advisory services related to credit and credit-related investments pursued by investment vehicles that are sponsored by Sixth Street, and may from time to time offer advice on investment strategies in a variety of instruments, including bonds, equities and other securities (including asset-backed and other structured securities), loans (including bank loans), receivables, assets, claims, derivatives (including those that derive their value from the foregoing), all from a broad range of issuers and counterparties in a broad range of markets.

Each of the Sixth Street Management Companies is organized as a Delaware limited liability company and is a solely-controlled subsidiary of TOP Advisers. Each such entity is also registered with the Commission as an investment adviser pursuant to Section 203 of the Advisers Act and is listed as a relying adviser on the Form ADV of TOP Advisers.

Each of TOP III Management, TOP IV Management, TAO Management, TCS Management, and TSLE Management is the investment adviser to the TOP III Funds, the TOP IV Funds, the TAO Funds, the TCS Funds and the TSLE Funds, respectively. TOP Advisers and each of the Sixth Street Management Companies also provide or will provide investment advisory services to a number of other Affiliated Funds that are not registered under the Act and whose securities are not registered under the Securities Act.

E. TSSP Holdco

TSSP Holdco is a Delaware limited liability company that controls each of the Existing Advisers and is a part of Sixth Street. Sixth Street is a global finance and investment firm with over $33 billion of assets under management as of September 30, 2019.

III. ORDER REQUESTED

Applicants respectfully request an Order of the Commission under Sections 17(d) and 57(i) and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), a Regulated Fund and one or more other Regulated Funds and/or one or more Affiliated Funds to enter into Co-Investment Transactions with each other.

The Regulated Funds and the Affiliated Funds seek relief to enter into Co-Investment Transactions because such Co-Investment Transactions would otherwise be prohibited by either or both of Section 17(d) or Section 57(a)(4) and the Rules under the Act. This Application seeks relief in order to (i) enable the Regulated Funds and Affiliated Funds to avoid, among other things, the practical commercial and/or economic difficulties of trying to structure, negotiate and persuade counterparties to enter into transactions while awaiting the granting of the relief requested in individual applications with respect to each Co-Investment Transaction that arises in the future and (ii) enable the Regulated Funds and the Affiliated Funds to avoid the significant legal and other expenses that would be incurred in preparing such individual applications.

Similar to the standard precedent used for the majority of co-investment applications, including the Prior Order (collectively, the “Standard Precedent”), Applicants seek relief that would permit Co-Investment Transactions in the form of initial investments, Follow-On Investments and Dispositions of investments in an issuer. In these cases, the terms and Conditions of this Application would govern the entire lifecycle of an investment with respect to a particular issuer, including both the initial investment and any subsequent transactions. Unlike the Standard Precedent, Applicants also seek the ability to make Follow-On Investments and Dispositions in issuers where the Regulated Funds and Affiliated Funds did not make their initial investments in reliance on the Order. Applicants seek this flexibility because the Regulated Funds and Affiliated Funds may, at times, invest in the same issuer without engaging in a prohibited joint transaction but then find that subsequent transactions with that issuer would be prohibited under the Act. Through the proposed “onboarding process,” discussed below, Applicants would, under certain circumstances, be permitted to rely on the Order to complete subsequent Co-Investment Transactions. In section III.A.1 below, Applicants first discuss the overall investment process that would apply to initial investments under the Order as well as subsequent transactions with issuers. In sections III.A.3 and III.A.4 below, Applicants discuss additional procedures that apply to Follow-On Investments and Dispositions, including the onboarding process that applies when initial investments were made without relying on the Order.

A. Overview

Applicants include the Existing Advisers, which currently collectively manage the Company and several private funds, including the Existing Affiliated Funds, with aggregate assets under management of approximately $33 billion as of September 30, 2019. Each Existing Adviser is registered as an investment adviser with the Commission under the Advisers Act. Each Existing Adviser manages the assets entrusted to it by its clients in accordance with its fiduciary duty to those clients and, in the case of the Company, the Act.

The Existing Advisers are presented with hundreds of investment opportunities each year on behalf of their respective clients and must determine how to allocate those opportunities in a manner that, over time, is fair and equitable to all of the clients of such Existing Advisers across the entirety of the Sixth Street platform, and without violating the prohibitions on joint transactions included in Rule 17d-1 and Section 57(a)(4) under the Act.

Such investment opportunities may be joint transactions such that the Adviser may not include a Regulated Fund in the allocation if another Regulated Fund and/or any Affiliated Fund is participating. Once invested in a security, the Regulated Funds and Affiliated Funds often have the opportunity to either complete an additional investment in the same issuer or exit the investment in a transaction that may be a joint transaction. If a Regulated Fund and one or more Affiliated Funds are invested in an issuer, such funds may not participate in a Follow-On Investment or exit the investment if the terms of the transaction would be a prohibited joint transaction.

As a result, the Regulated Funds and Affiliated Funds are limited in the types of transactions in which they can participate with each other, and the Regulated Funds from time to time must forego transactions that would be beneficial to investors in the Regulated Funds. Applicants discuss the need for the requested relief in greater detail in section III.C below. Thus, Applicants are seeking the relief requested by the Application for certain initial investments, Follow-On Investments and Dispositions as described below.

The Adviser will seek to allocate investment opportunities on a fair and equitable basis, taking into account such factors as the relative amounts of capital available for new investments, the applicable investment programs and portfolio positions, the clients for which participation is appropriate and any other factors deemed appropriate. As discussed below, these processes will be extended and modified in a manner reasonably designed to ensure that the additional transactions permitted under the Order will both (i) be fair and equitable to the Regulated Funds and the Affiliated Funds and (ii) comply with the Conditions contained in the Order.

1. The Investment Process

The investment process consists of three stages: (i) the identification and consideration of investment opportunities (including Follow-On Investment opportunities); (ii) order placement and allocation; and (iii) consideration by each applicable Regulated Fund’s Board when a Potential Co-Investment Transaction is being considered by one or more Regulated Funds, as provided by the Order.

(a) Identification and Consideration of Investment Opportunities

Opportunities for Potential Co-Investment Transactions may arise when investment advisory personnel of the Adviser become aware of investment opportunities that may be appropriate for one or more Regulated Funds and one or more Affiliated Funds. If the requested Order is granted, the Adviser will establish, maintain and implement policies and procedures reasonably designed to ensure that, when such opportunities arise, the Adviser to the relevant Regulated Funds is promptly notified and receives the same information about the opportunity as any other Adviser considering the opportunity for its clients. In particular, consistent with Condition 1, if a Potential Co-Investment Transaction falls within the then-current Objectives and Strategies and any Board-Established Criteria of a Regulated Fund, the policies and procedures will require that the Adviser to such Regulated Fund receive sufficient information to allow such Adviser to make an independent determination and recommendations under Conditions 1, 2(a), 6, 7, 8 and 9 (as applicable).7 In addition, the policies and procedures will specify the individuals or roles responsible for carrying out the policies and procedures, including ensuring that the Adviser receives such information. After receiving notification of a Potential Co-Investment Transaction under Condition 1(a), the Adviser to each applicable Regulated Fund will then make an independent determination of the appropriateness of the investment for the Regulated Fund in light of the Regulated Fund’s then-current circumstances.

Applicants represent that, if the requested Order is granted, the investment advisory personnel of the Adviser to the Regulated Funds will be charged with making sure they identify, and participate in this process with respect to, each investment opportunity that falls within the Objectives and Strategies and any Board-Established Criteria of each Regulated Fund. Applicants assert that the Adviser’s allocation policies and procedures are structured so that the relevant investment advisory personnel for each Regulated Fund will be promptly notified of all Potential Co-Investment Transactions that fall within the then-current Objectives and Strategies and any Board-Established Criteria of such Regulated Fund.

[7]

The Adviser has the authority to approve or reject recommended investment opportunities falling within a Regulated Fund’s Objectives and Strategies and any Board-Established Criteria. Accordingly, the policies and procedures may provide, for example, that the Adviser will receive the information required under Condition 1 in conjunction with the participation of its investment advisory personnel in any relevant meetings where an investment opportunity is discussed. For each Potential Co-Investment Transaction, the Adviser will document its recommendation.

(b) Order Placement and Allocation

General. If the Adviser to a Regulated Fund deems the Regulated Fund’s participation in any Potential Co-Investment Transaction to be appropriate, it will formulate a recommendation regarding the proposed order amount for the Regulated Fund. In doing so, the Adviser may consider such factors, among others, as investment guidelines, issuer, industry and/or geographical concentration, availability of cash, tax considerations, leverage covenants, regulatory constraints (such as requirements under the Act), investment horizon, potential liquidity needs, and the Regulated Fund’s risk concentration policies.

Allocation Procedure. For each Regulated Fund and Affiliated Fund whose Adviser recommends participating in a Potential Co-Investment Transaction, such Adviser will approve an investment amount to be allocated to each Regulated Fund and/or Affiliated Fund participating in the Potential Co-Investment Transaction. The order of a Regulated Fund or Affiliated Fund resulting from this process is referred to as its “Internal Order.” If the aggregate Internal Orders for a Potential Co-Investment Transaction do not exceed the size of the investment opportunity immediately prior to the submission of the orders to the underwriter, broker, dealer, borrower and/or issuer, as applicable (the “External Submission”), then the investment opportunity will be allocated to each participating Regulated Fund and Affiliated Fund in accordance with its respective Internal Order and, to extent there is excess amount available to invest, a TSSP Proprietary Account shall be permitted to invest. If, on the other hand, the aggregate Internal Orders for a Potential Co-Investment Transaction exceed the size of the investment opportunity, then the allocation of the opportunity will be made by the Sixth Street Platform’s allocation committee (the “Allocation Committee”) first among the participating Regulated Funds, with any excess amount available to invest allocated by the Allocation Committee among the participating Affiliated Funds.8 In such cases where the aggregate Internal Orders exceed the side of the investment opportunity, a TSSP Proprietary Account shall not be permitted to invest.9 The order of a Regulated Fund or Affiliated Fund resulting from this process is referred to as its “External Order.” The External Order will be submitted for approval by the Required Majority of any participating Regulated Funds in accordance with the Conditions and as discussed in section III.A.1(c) below.

If, subsequent to such External Submission, the size of the opportunity is increased or decreased, or if the terms of such opportunity, or the facts and circumstances applicable to the Regulated Funds’ or the Affiliated Funds’ consideration of the opportunity, change, the participants will be permitted to submit revised Internal Orders in accordance with written allocation policies and procedures that each Adviser will establish, implement and maintain; provided that, if the size of the opportunity is decreased such that the aggregate of the original Internal Orders from participating Regulated Funds would exceed the amount of the remaining investment opportunity, then upon submitting any revised External Order to the Board of a Regulated Fund for approval, the Adviser to the Regulated Fund will also notify the Board promptly of the amount that the Regulated Fund would receive if the remaining investment opportunity were allocated pro rata on the basis of the size of the original Internal Orders. The Board of the Regulated Fund will then either approve or disapprove of the investment opportunity in accordance with Condition 2, 6, 7, 8 or 9, as applicable.

Compliance. Applicants represent that the Adviser’s allocation review process will be a robust process designed as part of its overall compliance policies and procedures to ensure that every client is treated fairly and that the Adviser is following its allocation policies. The entire allocation process will be monitored and reviewed by the Sixth Street platform’s compliance team, including each designated chief compliance officer for an Adviser or Regulated Fund, and approved by the Board of each Regulated Fund.

[8]

The Allocation Committee is comprised of senior control-side and investment professionals from across the Sixth Street platform. The reason for any such adjustment to a proposed order amount will be documented in writing and preserved in the records of the Adviser.

[9]

The Adviser will maintain records of all proposed order amounts, Internal Orders, External Orders and External Submissions in conjunction with Potential Co-Investment Transactions. Each applicable Adviser will provide the Eligible Directors of each participating Regulated Fund with information concerning such Regulated Fund’s order size and the aggregate order sizes of any other participated Regulated Funds and Affiliated Funds to assist the Eligible Directors with their review of such Regulated Fund’s investments for compliance with the Conditions.

(c) Approval of Potential Co-Investment Transactions

A Regulated Fund will enter into a Potential Co-Investment Transaction with one or more other Regulated Funds and/or Affiliated Funds only if, prior to the Regulated Fund’s participation in the Potential Co-Investment Transaction, the Required Majority approves it in accordance with the Conditions of this Order.

A Regulated Fund may participate in Pro Rata Dispositions (defined below) and Pro Rata Follow-On Investments (defined below) without obtaining prior approval of the Required Majority in accordance with Conditions 6(c)(i) and 8(b)(i).

2. Delayed Settlement

All Regulated Funds and Affiliated Funds participating in a Co-Investment Transaction will invest at the same time, for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other. However, the settlement date for an Affiliated Fund in a Co-Investment Transaction may occur up to fourteen (14) business days after the settlement date for the Regulated Fund, and vice versa, for one of two reasons. First, this may occur when the Affiliated Fund or Regulated Fund is not yet fully funded because, when the Affiliated Fund or Regulated Fund desires to make an investment, it must call capital from its investors to obtain the financing to make the investment, and in these instances, the notice requirement to call capital could be as much as fourteen (14) business days. Accordingly, if a fund has called committed capital from its investors but the investors have not yet funded the capital calls, it may need to delay settlement during the notice period. Second, delayed settlement may also occur where, for tax or regulatory reasons, an Affiliated Fund or Regulated Fund does not purchase new issuances immediately upon issuance but only after a short seasoning period of up to fourteen (14) business days. Nevertheless, in all cases, (i) the date on which the commitment of the Affiliated Funds and Regulated Funds is made will be the same even where the settlement date is not and (ii) the earliest settlement date and the latest settlement date of any Affiliated Fund or Regulated Fund participating in the transaction will occur within fourteen (14) business days of each other.

Applicants believe that an earlier or later settlement date does not create any additional risk for the Regulated Funds. As described above, the date of commitment will be the same and all other terms, including price, will be the same. Further, the investments by the Regulated Funds and the Affiliated Funds will be independent from each other, and a Regulated Fund would never take on the risk of holding more of a given security than it would prefer to hold in the event that an Affiliated Fund or another Regulated Fund did not settle as expected.

3. Permitted Follow-On Investments and Approval of Follow-On Investments

From time to time the Regulated Funds and Affiliated Funds may have opportunities to make Follow-On Investments in an issuer in which a Regulated Fund and one or more other Regulated Funds and/or Affiliated Funds previously have invested and continue to hold an investment. If the Order is granted, Follow-On Investments will be made in a manner that, over time, is fair and equitable to all of the Regulated Funds and Affiliated Funds and in accordance with the proposed procedures discussed above and with the Conditions of the Order.

The Order would divide Follow-On Investments into two categories depending on whether the Regulated Funds and Affiliated Funds holding investments in the issuer previously participated in a Co-Investment Transaction with respect to the issuer and continue to hold any securities acquired in a Co-Investment Transaction for that issuer. If such Regulated Funds and Affiliated Funds have previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Follow-On Investment would be subject to the process discussed in section III.A.3(a) below and governed by Condition 8. These Follow-On Investments are referred to as “Standard Review Follow-Ons.” If such Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Follow-On Investment would be subject to the “onboarding process” discussed in section III.A.3(b) below and governed by Condition 9. These Follow-On Investments are referred to as “Enhanced Review Follow-Ons.”

(a) Standard Review Follow-Ons

A Regulated Fund may invest in Standard Review Follow-Ons either with the approval of the Required Majority using the procedures required under Condition 8(c) or, where certain additional requirements are met, without Board approval under Condition 8(b).

A Regulated Fund may participate in a Standard Review Follow-On without obtaining the prior approval of the Required Majority if it is (i) a Pro Rata Follow-On Investment or (ii) a Non-Negotiated Follow-On Investment.

A “Pro Rata Follow-On Investment” is a Follow-On Investment (i) in which the participation of each Affiliated Fund and each Regulated Fund is proportionate to its outstanding investments in the issuer or security, as appropriate,10 immediately preceding the Follow-On Investment, and (ii) in the case of a Regulated Fund, a majority of the Board has approved the Regulated Fund’s participation in the Pro Rata Follow-On Investments as being in the best interests of the Regulated Fund. The Regulated Fund’s Board may refuse to approve, or at any time rescind, suspend or qualify, its approval of Pro Rata Follow-On Investments, in which case all subsequent Follow-On Investments will be submitted to the Regulated Fund’s Eligible Directors in accordance with Condition 8(c).

A “Non-Negotiated Follow-On Investment” is a Follow-On Investment in which a Regulated Fund participates together with one or more Affiliated Funds and/or one or more other Regulated Funds (i) in which the only term negotiated by or on behalf of the funds is price and (ii) with respect to which, if the transaction were considered on its own, the funds would be entitled to rely on one of the JT No-Action Letters.

Applicants believe that these Pro Rata and Non-Negotiated Follow-On Investments do not present a significant opportunity for overreaching on the part of any Adviser and thus do not warrant the time or the attention of the Board. Pro Rata Follow-On Investments and Non-Negotiated Follow-On Investments remain subject to the Board’s periodic review in accordance with Condition 10.

(b) Enhanced Review Follow-Ons

One or more Regulated Funds and/or one or more Affiliated Funds holding Pre-Boarding Investments may have the opportunity to make a Follow-On Investment that is a Potential Co-Investment Transaction in an issuer with respect to which they have not previously participated in a Co-Investment Transaction. In these cases, the Regulated Funds and Affiliated Funds may rely on the Order to make such Follow-On Investment subject to the requirements of Condition 9. These enhanced review requirements constitute an “onboarding process” whereby Regulated Funds and Affiliated Funds may utilize the Order to participate in Co-Investment Transactions even though they already hold Pre-Boarding Investments. For a given issuer, the participating Regulated Funds and Affiliated Funds need to comply with these requirements only for the first Co-Investment Transaction. Subsequent Co-Investment Transactions with respect to the issuer will be governed by Condition 8 under the standard review process.

4. Dispositions

The Regulated Funds and Affiliated Funds may be presented with opportunities to sell, exchange or otherwise dispose of securities in a transaction that would be prohibited by Rule 17d-1 or Section 57(a)(4), as applicable. If the Order is granted, such Dispositions will be made in a manner that, over time, is fair and equitable to all of the Regulated Funds and Affiliated Funds and in accordance with procedures set forth in the proposed Conditions to the Order and discussed below.

The Order would divide these Dispositions into two categories: (i) if the Regulated Funds and Affiliated Funds holding investments in the issuer have previously participated in a Co-Investment Transaction with respect to the issuer and continue to hold any securities acquired in a Co-Investment Transaction for such issuer, then the terms and approval of the Disposition (hereinafter referred to as “Standard Review Dispositions”) would be subject to the process discussed in section III.A.4(a) below and governed by Condition 6; and (ii) if the Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Disposition (hereinafter referred to as “Enhanced Review Dispositions”) would be subject to the same “onboarding process” discussed in section III.A.4(b) below and governed by Condition 7.

[10]	See note 31, below.

(a) Standard Review Dispositions

A Regulated Fund may participate in a Standard Review Disposition either with the approval of the Required Majority using the standard procedures required under Condition 6(d) or, where certain additional requirements are met, without Board approval under Condition 6(c).

A Regulated Fund may participate in a Standard Review Disposition without obtaining the prior approval of the Required Majority if (i) the Disposition is a Pro Rata Disposition or (ii) the securities are Tradable Securities and the Disposition meets the other requirements of Condition 6(c)(ii).

A “Pro Rata Disposition” is a Disposition (i) in which the participation of each Affiliated Fund and each Regulated Fund is proportionate to its outstanding investment in the security subject to Disposition immediately preceding the Disposition;11 and (ii) in the case of a Regulated Fund, a majority of the Board has approved the Regulated Fund’s participation in Pro Rata Dispositions as being in the best interests of the Regulated Fund. The Regulated Fund’s Board may refuse to approve, or at any time rescind, suspend or qualify, their approval of Pro Rata Dispositions, in which case all subsequent Dispositions will be submitted to the Regulated Fund’s Eligible Directors.

In the case of a Tradable Security, approval of the Required Majority is not required for the Disposition if: (x) the Disposition is not to the issuer or any affiliated person of the issuer;12 and (y) the security is sold for cash in a transaction in which the only term negotiated by or on behalf of the participating Regulated Funds and Affiliated Funds is price. Pro Rata Dispositions and Dispositions of a Tradable Security remain subject to the Board’s periodic review in accordance with Condition 10.

(b) Enhanced Review Dispositions

One or more Regulated Funds and/or one or more Affiliated Funds that have not previously participated in a Co-Investment Transaction with respect to an issuer may have the opportunity to make a Disposition of Pre-Boarding Investments in a Potential Co-Investment Transaction. In these cases, such Regulated Funds and Affiliated Funds may rely on the Order to make such Disposition subject to the requirements of Condition 7. As discussed above, with respect to an investment in a given issuer, the participating Regulated Funds and Affiliated Funds need only complete the onboarding process for the first Co-Investment Transaction, which may be an Enhanced Review Follow-On or an Enhanced Review Disposition.13 Subsequent Co-Investment Transactions with respect to the issuer will be governed by Condition 6 or 8 under the standard review process.

[11]	See note 29, below.
[12]

In the case of a Tradable Security, Dispositions to the issuer or an affiliated person of the issuer are not permitted so that funds participating in the Disposition do not benefit to the detriment of Regulated Funds that remain invested in the issuer. For example, if a Disposition of a Tradable Security were permitted to be made to the issuer, the issuer may be reducing its short term assets (i.e., cash) to pay down long term liabilities.

[13]

However, with respect to an issuer, if a Regulated Fund’s first Co-Investment Transaction is an Enhanced Review Disposition, and the Regulated Fund does not dispose of its entire position in the Enhanced Review Disposition, then before such Regulated Fund may complete its first Standard Review Follow-On in such issuer, the Eligible Directors must review the proposed Follow-On Investment not only on a stand-alone basis but also in relation to the total economic exposure in such issuer (i.e., in combination with the portion of the Pre-Boarding Investment not disposed of in the Enhanced Review Disposition), and the other terms of the investments. This additional review is required because such findings were not required in connection with the prior Enhanced Review Disposition, but they would have been required had the first Co-Investment Transaction been an Enhanced Review Follow-On.

5. Use of Wholly-Owned Investment Subs

A Regulated Fund may, from time to time, form one or more Wholly-Owned Investment Subs. Such a subsidiary may be prohibited from investing in a Co-Investment Transaction with a Regulated Fund (other than its parent) or any Affiliated Fund because it would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) and Rule 17d-1. Applicants request that each Wholly-Owned Investment Sub be permitted to participate in Co-Investment Transactions in lieu of the applicable parent Regulated Fund that owns it and that the Wholly-Owned Investment Sub’s participation in any such transaction be treated, for purposes of the Order, as though the parent Regulated Fund were participating directly.

Applicants represent that this treatment is justified because a Wholly-Owned Investment Sub would have no purpose other than serving as a holding vehicle for the Regulated Fund’s investments and, therefore, no conflicts of interest could arise between the parent Regulated Fund and the Wholly-Owned Investment Sub. The Board of the parent Regulated Fund would make all relevant determinations under the Conditions with regard to a Wholly-Owned Investment Sub’s participation in a Co-Investment Transaction, and the Board would be informed of, and take into consideration, any proposed use of a Wholly-Owned Investment Sub in the Regulated Fund’s place. If the parent Regulated Fund proposes to participate in the same Co-Investment Transaction with any of its Wholly-Owned Investment Subs, the Board of the parent Regulated Fund will also be informed of, and take into consideration, the relative participation of the Regulated Fund and the Wholly-Owned Investment Sub.

B. Applicable Law

1. Section 17(d) and Section 57(a)(4)

Section 17(d) of the Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the Act), or an affiliated person of such affiliated person, of a registered investment company acting as principal, from effecting any transaction in which the registered investment company is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered investment company on a basis different from or less advantageous than that of such other participant.

Similarly, with regard to BDCs, Section 57(a)(4) prohibits certain persons specified in Section 57(b) from participating in a joint transaction with the BDC, or a company controlled by the BDC, in contravention of rules as prescribed by the Commission. In particular, Section 57(a)(4) applies to:

•	Any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is an affiliated person of the forgoing pursuant to Section 2(a)(3)(C); or

•

Any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with, a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC);[14] or any person who is an affiliated person of any of the forgoing within the meaning of Section 2(a)(3)(C) or (D).

Section 2(a)(3)(C) defines an “affiliated person” of another person to include any person directly or indirectly controlling, controlled by, or under common control with, such other person. Section 2(a)(3)(D) defines “any officer, director, partner, copartner, or employee” of an affiliated person as an affiliated person. Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with that company. Under Section 2(a)(9) a person who beneficially owns, either directly or through one or more controlled companies, more than 25% of the voting securities of a company is presumed to control such company. The Commission and its staff have indicated on a number of occasions their belief that an investment adviser that provides discretionary investment management services to a fund and that sponsored, selected the initial directors, and provides administrative or other non-advisory services to the fund, controls such fund, absent compelling evidence to the contrary.15

[14]

Also excluded from this category by Rule 57b-1 is any person who would otherwise be included (a) solely because that person is directly or indirectly controlled by a business development company, or (b) solely because that person is, within the meaning of Section 2(a)(3)(C) or (D) of the Act, an affiliated person of a person described in (a) above.

[15]

See, e.g., SEC Rel. No. IC-4697 (Sept. 8, 1966) (“For purposes of Section 2(a)(3)(C), affiliation based upon control would depend on the facts of the given situation, including such factors as extensive interlocks of officers, directors or key personnel, common investment advisers or underwriters, etc.”); Lazard Freres Asset Management, SEC No-Action Letter (pub. avail. Jan. 10, 1997) (“While, in some circumstances, the nature of an advisory relationship may give an adviser control over its client’s management or policies, whether an investment company and another entity are under common control is a factual question…”).

2. Rule 17d-1

Rule 17d-1 generally prohibits an affiliated person (as defined in Section 2(a)(3)), or an affiliated person of such affiliated person, of a registered investment company acting as principal, from effecting any transaction in which the registered investment company, or a company controlled by such registered company, is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered investment company on a basis different from or less advantageous than that of such first- or second-tier affiliate. Rule 17d-1 generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3)) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) and made applicable to persons subject to Sections 57(a) and (d) by Section 57(i) to the extent specified therein. Section 57(i) provides that, until the Commission prescribes rules under Sections 57(a) and (d), the Commission’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a) or (d). Because the Commission has not adopted any rules under Section 57(a) or (d), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a) or (d).

Applicants seek relief pursuant to Rule 17d-1, which permits the Commission to authorize joint transactions upon application. In passing upon applications filed pursuant to Rule 17d-1, the Commission is directed by Rule 17d-1(b) to consider whether the participation of a registered investment company or controlled company thereof in the joint enterprise or joint arrangement under scrutiny is consistent with provisions, policies and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

The Commission has stated that Section 17(d), upon which Rule 17d-1 is based, and upon which Section 57(a)(4) was modeled, was designed to protect investment companies from self-dealing and overreaching by insiders. The Commission has also taken notice that there may be transactions subject to these prohibitions that do not present the dangers of overreaching.16 The Court of Appeals for the Second Circuit has enunciated a like rationale for the purpose behind Section 17(d): “The objective of [Section] 17(d)…is to prevent…injuring the interest of stockholders of registered investment companies by causing the company to participate on a basis different from or less advantageous than that of such other participants.”17 Furthermore, Congress acknowledged that the protective system established by the enactment of Section 57 is “similar to that applicable to registered investment companies under Section 17, and rules thereunder, but is modified to address concerns relating to unique characteristics presented by business development companies.”18

Applicants believe that the Conditions would ensure that the conflicts of interest that Section 17(d) and Section 57(a)(4) were designed to prevent would be addressed and the standards for an order under Rule 17d-1 and Section 57(i) would be met.

[16]	See Protecting Investors: A Half-Century of Investment Company Regulation, 1504 Fed. Sec. L. Rep., Extra Edition (May 29, 1992) at 488 et seq.
[17]	Securities and Exchange Commission v. Talley Industries, Inc., 399 F.2d 396, 405 (2d Cir. 1968), cert. denied, 393 U.S. 1015 (1969).
[18]	H.Rep. No. 96-1341, 96th Cong., 2d Sess. 45 (1980) reprinted in 1980 U.S.C.C.A.N. 4827.

C. Need for Relief

Co-Investment Transactions are prohibited by either or both of Rule 17d-1 and Section 57(a)(4) without a prior exemptive order of the Commission to the extent that the Affiliated Funds and the Regulated Funds participating in such transactions fall within the category of persons described by Rule 17d-1 and/or Section 57(b), as modified by 57b-1 thereunder, as applicable vis-à-vis each participating Regulated Fund.

Each of the participating Regulated Funds and Affiliated Funds may be deemed to be affiliated persons vis-à-vis a Regulated Fund within the meaning of Section 2(a)(3) by reason of common control because the Adviser manages each of the Affiliated Funds and may be deemed to control any Future Regulated Fund and any Future Affiliated Fund, and (ii) the Adviser manages the Company pursuant to its investment advisory agreement. Thus, each of the Affiliated Funds could be deemed to be a person related to the Company in a manner described by Section 57(b) and related to Future Regulated Funds in a manner described by Rule 17d-1; and, therefore, the prohibitions of Rule 17d-1 and Section 57(a)(4) would apply respectively to prohibit the Company and Affiliated Funds from participating in Co-Investment Transactions with the Regulated Funds.

In addition, because the TSSP Proprietary Accounts will be controlled by TSSP Holdco or an entity that either controls or is under common control with TSSP Holdco and, therefore, may be under common control with the Company, the Existing Advisers and any future Advisers, and any Future Regulated Funds, the TSSP Proprietary Accounts could be deemed to be persons related to the Regulated Funds (or a company controlled by the Regulated Funds) in a manner described by Section 17(d) or 57(b) and also prohibited from participating in the Co-Investment Program.

The Applicants acknowledge that some of the Affiliated Funds may not be funds advised by an Adviser because they are a TSSP Proprietary Account (e.g., an Adviser investing in a principal capacity). The Applicants further acknowledge that many of the previously ordered exemptive applications seeking similar co-investment relief have been limited to co-investment transactions between a BDC and its affiliated funds only.19 The Applicants do not believe these TSSP Proprietary Accounts should raise issues under the Conditions of this Application because the allocation policies and procedures of the Advisers provide that investment opportunities will be offered to client accounts before they are offered to any TSSP Proprietary Account. The Applicants do not believe that the participation of a TSSP Proprietary Account in the Co-Investment Program would raise any regulatory or mechanical concerns different from those discussed with respect to the Affiliated Funds that are clients and advised by Advisers. In accordance with the allocation policies and procedures, Potential Co-Investment Transactions will be offered to, and allocated among, the Affiliated Funds (other than the TSSP Proprietary Accounts) and Regulated Funds based on each client’s particular Objectives and Strategies and any Board-Established Criteria and in accordance with the Conditions. If the aggregate amount recommended by the applicable Adviser to be invested by the Affiliated Funds (other than the TSSP Proprietary Accounts) and the Regulated Funds in a Potential Co-Investment Transaction were equal to or more than the amount of the investment opportunity, a TSSP Proprietary Account would not participate in the investment opportunity. If the aggregate amount recommended by the applicable Adviser to be invested by the Affiliated Funds (other than a TSSP Proprietary Account) and the Regulated Funds in a Potential Co-Investment Transaction were less than the amount of the investment opportunity, a TSSP Proprietary Account would then have the opportunity to participate in the Potential Co-Investment Transaction in a principal capacity, up to the excess amount of the investment opportunity.

[19]

However, see Blackstone / GSO Floating Rate Enhanced Income Fund, et al. (File No. 812-14835) Investment Company Act Rel. Nos. 33149 (July 6, 2018) (notice) and 33186 (July 31, 2018); Corporate Capital Trust, Inc., et al. (File No. 812-14882) Investment Company Act Rel. Nos. 33043 (March 8, 2018) (notice) and 33064 (April 3, 2018) (order); TriplePoint Venture Growth BDC Corp., et al. (File No. 812-14773) Investment Company Act Rel. Nos. 33037 (February 28, 2018) (notice) and 33060 (March 28, 2018) (order); TCG BDC, Inc., et al. (File No. 812-14798) Investment Company Act Rel. Nos. 32945 (December 20, 2017) (notice) and 32969 (January 17, 2018) (order); Medley Capital Corporation, et al. (File No. 812-14778) Investment Company Act Rel. Nos. 32809 (September 8, 2017) (notice) and 32850 (October 4, 2017) (order); and Harvest Capital Credit Corporation, et al. (File No. 812-14365) Investment Company Act Rel. Nos. 31860 (October 5, 2015) (notice) and 31930 (December 10, 2015) (order), all of which included relief for proprietary accounts.

D. Precedents

The Commission has issued numerous exemptive orders under the Act permitting registered investment companies and BDCs to co-invest with affiliated persons.20 Although the various precedents involved somewhat different formulae, the Commission has accepted, as a basis for relief from the prohibitions on joint transactions, use of allocation and approval procedures to protect the interests of investors in the BDCs and registered investment companies. Applicants submit that the allocation procedures set forth in the Conditions for relief are consistent with and expand the range of investor protections found in the orders we cite.

Applicants propose to limit the Potential Co-Investment Transactions of which each Adviser would be notified of to those investments that would be consistent with each fund’s then-current Objectives and Strategies and any Board-Established Criteria, thus reducing unnecessary burdens that would otherwise be imposed on Applicants. In addition, Applicants seek to obtain exemptive relief to permit Applicants to participate in Enhanced Review Follow-Ons and Enhanced Review Dispositions.

Ares Capital Corporation and its affiliates, Apollo Investment Corporation and its affiliates, Oaktree Strategic Income, LLC and its affiliates, and Stellus Capital Investment Corporation and its affiliates each previously received exemptive relief consistent with the relief Applicants are requesting herein, with the exception of the retention of the allocation preference for Regulated Funds set forth in the Prior Order, which the Applicants believe remains consistent with the purpose and intent of such prior exemptive relief. Thus, Applicants based the Application on the applications of Ares Capital Corporation and its affiliates, for which an order was issued on January 18, 2017 (the “Ares Order”),21 Apollo Investment Corporation and its affiliates, for which an order was granted on March 29, 2016 (the “Apollo Order”)22, Oaktree Strategic Income, LLC and its affiliates, for which an order was granted on October 18, 2017 (the “Oaktree Order”)23, and Stellus Capital Investment Corporation and its affiliates, for which an order was granted on December 4, 2018 (the “Stellus Order”)24, with appropriate revisions to retain the allocation preference for Regulated Funds set forth in the Prior Order. Applicants believe that the relief requested herein is consistent with the policy underlying the Ares Order, the Apollo Order, the Oaktree Order, and the Stellus Order as well as co-investment relief granted by the Commission to other BDCs and to registered closed-end funds.

[20]

See, e.g., AB Private Credit Investors Corp., et al. (File No. 812-14925) Investment Company Act Rel. Nos. 33152 (July 9, 2018) (notice) and 33191 (August 6, 2018) (order); Blackstone / GSO Floating Rate Enhanced Income Fund, et al. (File No. 812-14835) Investment Company Act Rel. Nos. 33149 (July 6, 2018) (notice) and 33186 (July 31,2018); Benefit Street Partners BDC, Inc., et al. (File No. 812-14601) Investment Company Act Rel. Nos. 33068 (April 6, 2018) (notice) and 33090 (May 1, 2018) (order); Triloma EIG Energy Income Fund, et al. (File No. 812-14848) Investment Company Act Rel. Nos. 33047 (March 14, 2018) (notice) and 33070 (April 10, 2018) (order); Corporate Capital Trust, Inc., et al. (File No. 812-14882) Investment Company Act Rel. Nos. 33043 (March 8, 2018) (notice) and 33064 (April 3, 2018) (order); Alcentra Capital Corporation, et al. (File No. 812-14760) Investment Company Act Rel. Nos. 33038 (February 28, 2018) (notice) and 33059 (March 27, 2018) (order); TriplePoint Venture Growth BDC Corp., et al. (File No. 812-14773) Investment Company Act Rel. Nos. 33037 (February 28, 2018) (notice) and 33060 (March 28, 2018) (order); Bain Capital Specialty Finance, Inc., et al. (File No. 812-14766) Investment Company Act Rel. Nos. 33031 (February 23, 2018) (notice) and 33051 (March 22, 2018) (order); Guggenheim Credit Income Fund, et al. (File No. 812-14831) Investment Company Act Rel. Nos. 32960 (January 3, 2018) (notice) and 32996 (January 30, 2018) (order); TCG BDC, Inc., et al. (File No. 812-14798) Investment Company Act Rel. Nos. 32945 (December 20, 2017) (notice) and 32969 (January 17, 2018) (order); BlackRock Capital Investment Corporation, et al. (File No. 812-14582) Investment Company Act Rel. Nos. 32943 (December 19, 2017) (notice) and 32968 (January 16, 2018) (order).

[21]	Ares Capital Corporation, et al. (File No. 812-13603) Release No. IC-32427 (January 18, 2017) (order), Release No. IC-32399 (December 21, 2016) (notice).
[22]	See Apollo Investment Corporation, et al. (File No. 812-13754) Investment Company Act Rel. Nos. 32019 (March 2, 2016) (notice) and 32057 (March 29, 2016) (order).
[23]	See Oaktree Strategic Income, LLC, et al. (File No. 812-14758) Investment Company Act Rel. Nos. 32831 (September 22, 2017) (notice) and 32862 (October 18, 2017) (order).
[24]	See Stellus Capital Investment Corporation, et al. (File No. 812-14855) Investment Company Act Rel. Nos. 33289 (November 6, 2018) (notice) and 33316 (December 4, 2018) (order).

The Commission also has issued orders extending co-investment relief to proprietary accounts.25

IV. STATEMENT IN SUPPORT OF RELIEF REQUESTED

In accordance with Rule 17d-1 (made applicable to transactions subject to Section 57(a) by Section 57(i)), the Commission may grant the requested relief as to any particular joint transaction if it finds that the participation of the Regulated Funds in the joint transaction is consistent with the provisions, policies and purposes of the Act and is not on a basis different from or less advantageous than that of other participants. Applicants submit that allowing the Co-Investment Transactions described in this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and the shareholders thereof and (ii) the protections found in the Conditions.

As required by Rule 17d-1(b), the Conditions ensure that the terms on which Co-Investment Transactions may be made will be consistent with the participation of the Regulated Funds being on a basis that it is neither different from nor less advantageous than other participants, thus protecting the equity holders of any participant from being disadvantaged. The Conditions ensure that all Co-Investment Transactions are reasonable and fair to the Regulated Funds and their shareholders and do not involve overreaching by any person concerned, including the Adviser.

A. Potential Benefits

In the absence of the relief sought hereby, in many circumstances, the Regulated Funds would be limited in their ability to participate in attractive and appropriate investment opportunities. Section 17(d), Section 57(a)(4) and Rule 17d-1 should not prevent BDCs and registered closed-end investment companies from making investments that are in the best interests of their shareholders.

Each Regulated Fund and its shareholders will benefit from the ability to participate in Co-Investment Transactions. The Board, including the Required Majority, of each Regulated Fund will determine that it is in the best interests of the Regulated Fund to participate in Co-Investment Transactions because, among other matters, (i) the Regulated Fund should be able to participate in a larger number and greater variety of transactions; (ii) the Regulated Fund should be able to participate in larger transactions; (iii) the Regulated Fund should be able to participate in all opportunities approved by a Required Majority or otherwise permissible under the Order rather than risk underperformance through rotational allocation of opportunities among the Regulated Funds; (iv) the Regulated Fund and any other Regulated Funds participating in the proposed investment should have greater bargaining power, more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (v) the Regulated Fund should be able to obtain greater attention and better deal flow from investment bankers and others who act as sources of investments; and (vi) the Conditions are fair to the Regulated Funds and their shareholders.

B. Protective Representations And Conditions

The Conditions ensure that the proposed Co-Investment Transactions are consistent with the protection of each Regulated Fund’s shareholders and with the purposes intended by the policies and provisions of the Act. Specifically, the Conditions incorporate the following critical protections: (i) all Regulated Funds participating in the Co-Investment Transactions will invest at the same time (except that, subject to the limitations in the Conditions, the settlement date for an Affiliated Fund in a Co-Investment Transaction may occur up to fourteen (14) business days after the settlement date for the Regulated Fund, and vice versa), for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other; (ii) a Required Majority of each Regulated Fund must approve various investment decisions (not including transactions completed on a pro rata basis pursuant to Conditions 6(c)(i) and 8(b)(i) or otherwise not requiring Board approval) with respect to such Regulated Fund in accordance with the Conditions; and (iii) the Regulated Funds are required to retain and maintain certain records.

[25]

See Blackstone / GSO Floating Rate Enhanced Income Fund, et al. (File No. 812-14835) Investment Company Act Rel. Nos. 33149 (July 6, 2018) (notice) and 33186 (July 31,2018); Corporate Capital Trust, Inc., et al. (File No. 812-14882) Inv. Co. Act Rel. Nos. 33043 (March 8, 2018) (notice) and 33064 (April 3, 2018) (order); Medley Capital Corporation, et al. (File No. 812-14778) Investment Company Act Rel. Nos. 32809 (September 8, 2017) (notice) and 32850 (October 4, 2017) (order); and Harvest Capital Credit Corporation, et al. (File No. 812-14365) Investment Company Act Rel. No. 31860 (October 5, 2015) (notice) and 31930 (December 10, 2015) (order).

Applicants believe that participation by the Regulated Funds in Pro Rata Follow-On Investments and Pro Rata Dispositions, as provided in Conditions 6(c)(i) and 8(b)(i), is consistent with the provisions, policies and purposes of the Act and will not be made on a basis different from or less advantageous than that of other participants. A formulaic approach, such as pro rata investment or disposition eliminates the possibility for overreaching and unnecessary prior review by the Board. Applicants note that the Commission has adopted a similar pro rata approach in the context of Rule 23c-2, which relates to the redemption by a closed-end investment company of less than all of a class of its securities, indicating the general fairness and lack of overreaching that such approach provides.

Applicants also believe that the participation by the Regulated Funds in Non-Negotiated Follow-On Investments and in Pro Rata Dispositions and Dispositions of Tradable Securities without the approval of a Required Majority is consistent with the provisions, policies and purposes of the Act as there is no opportunity for overreaching by affiliates.

If an Adviser, its principals, or any person controlling, controlled by, or under common control with the Adviser or its principals, and the Affiliated Funds (collectively, the “Holders”) own in the aggregate more than 25 percent of the outstanding voting shares of a Regulated Fund (the “Shares”), then the Holders will vote such Shares as required under Condition 15. Applicants believe that this condition will ensure that the Independent Directors will act independently in evaluating Co-Investment Transactions, because the ability of an Adviser or its principals to influence the Independent Directors by a suggestion, explicit or implied, that the Independent Directors can be removed if desired by the Holders will be limited significantly. The Independent Directors shall evaluate and approve any independent party, taking into account its qualifications, reputation for independence, cost to the shareholders, and other factors that they deem relevant.

In sum, Applicants believe that the Conditions would ensure that each Regulated Fund that participates in any type of Co-Investment Transaction does not participate on a basis different from, or less advantageous than, that of such other participants for purposes of Section 17(d) or Section 57(a)(4) and the Rules under the Act. As a result, Applicants believe that the participation of the Regulated Funds in Co-Investment Transactions in accordance with the Conditions would be consistent with the provisions, policies, and purposes of the Act, and would be done in a manner that was not different from, or less advantageous than, the other participants.

V. CONDITIONS

Applicants agree that any Order granting the requested relief shall be subject to the following Conditions:

1. Identification and Referral of Potential Co-Investment Transactions

(a) The Advisers will establish, maintain and implement policies and procedures reasonably designed to ensure that each Adviser is promptly notified of all Potential Co-Investment Transactions that fall within the then-current Objectives and Strategies and any Board-Established Criteria of any Regulated Fund the Adviser manages.

(b) When an Adviser to a Regulated Fund is notified of a Potential Co-Investment Transaction under Condition 1(a), the Adviser will make an independent determination of the appropriateness of the investment for the Regulated Fund in light of the Regulated Fund’s then-current circumstances.

2. Board Approvals of Co-Investment Transactions

(a) If the Adviser deems a Regulated Fund’s participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Fund, it will then determine an appropriate level of investment for the Regulated Fund.

(b) If the aggregate amount recommended by the Advisers to be invested in the Potential Co-Investment Transaction by the participating Regulated Funds and any participating Affiliated Funds, collectively, exceeds the amount of the investment opportunity, the investment opportunity will be allocated first among the participating Regulated Funds, with any excess amount available to invest allocated among the participating Affiliated Funds, as described in section III.A.1(b) above.

(c) After making the determinations required in Condition 1(b) above, each Adviser to a participating Regulated Fund will promptly notify the Eligible Directors of its participating Regulated Fund(s) and distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by such participating Regulated Fund and the aggregate order sizes of any other participating Regulated Funds and Affiliated Funds) to such Eligible Directors for their consideration and to assist such Eligible Directors with their review of such Regulated Fund’s investments for compliance with these Conditions. A Regulated Fund will enter into a Co-Investment Transaction with one or more other Regulated Funds or Affiliated Funds only if, prior to the Regulated Fund’s participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

(i) the terms of the transaction, including the consideration to be paid, are reasonable and fair to the Regulated Fund and its equity holders and do not involve overreaching in respect of the Regulated Fund or its equity holders on the part of any person concerned;

(ii) the transaction is consistent with:

(A) the interests of the Regulated Fund’s equity holders; and

(B) the Regulated Fund’s then-current Objectives and Strategies;

(iii) the investment by any other Regulated Fund(s) or Affiliated Fund(s) would not disadvantage the Regulated Fund, and participation by the Regulated Fund would not be on a basis different from, or less advantageous than, that of any other Regulated Fund(s) or Affiliated Fund(s) participating in the transaction; provided that the Required Majority shall not be prohibited from reaching the conclusions required by this Condition 2(c)(iii) if:

(A) the settlement date for another Regulated Fund or an Affiliated Fund in a Co-Investment Transaction is later than the settlement date for the Regulated Fund by no more than fourteen (14) business days or earlier than the settlement date for the Regulated Fund by no more than fourteen (14) business days, in either case, so long as: (x) the date on which the commitment of the Affiliated Funds and Regulated Funds is made is the same; and (y) the earliest settlement date and the latest settlement date of any Affiliated Fund or Regulated Fund participating in the transaction will occur within fourteen (14) business days of each other; and/or

(B) any other Regulated Fund or Affiliated Fund, but not the Regulated Fund itself, gains the right to nominate a director for election to a portfolio company’s board of directors, the right to have a board observer or any similar right to participate in the governance or management of the portfolio company so long as: (x) the Eligible Directors will have the right to ratify the selection of such director or board observer, if any; (y) the Adviser agrees to, and does, provide periodic reports to the Regulated Fund’s Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and (z) any fees or other compensation that any other Regulated Fund or Affiliated Fund or any affiliated person of any other Regulated Fund or Affiliated Fund receives in connection with the right of one or more Regulated Funds or Affiliated Funds to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among any participating Affiliated Funds (who may, in turn, share their portion with their affiliated persons) and any participating Regulated Fund(s) in accordance with the amount of each such party’s investment;

(iv) the proposed investment by the Regulated Fund will not involve compensation, remuneration or a direct or indirect26 financial benefit to the Advisers, any other Regulated Fund, the Affiliated Funds or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by Condition 14, (B) to the extent permitted by Section 17(e) or 57(k), as applicable, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in Condition 2(c)(iii)(B)(z).

3. Right to Decline. Each Regulated Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4. General Limitation. Except for Follow-On Investments made in accordance with Condition 8 or 9 below,27 a Regulated Fund will not invest in reliance on the Order in any issuer in which a Related Party has an investment.

5. Same Terms and Conditions. A Regulated Fund will not participate in any Potential Co-Investment Transaction unless (i) the terms, conditions, price, class of securities to be purchased, date on which the commitment is entered into and registration rights (if any) will be the same for each participating Regulated Fund and Affiliated Fund and (ii) the earliest settlement date and the latest settlement date of any participating Regulated Fund or Affiliated Fund will occur as close in time as practicable, and in no event more than, fourteen (14) business days apart. The grant to one or more Regulated Funds or Affiliated Funds, but not the respective Regulated Fund, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this Condition 5, if Condition 2(c)(iii)(B) is met.

6. Standard Review Dispositions.

(a) General. If any Regulated Fund or Affiliated Fund elects to sell, exchange or otherwise dispose of an interest in a security and one or more Regulated Funds and Affiliated Funds have previously participated in a Co-Investment Transaction with respect to the issuer, then:

(i) the Adviser to such Regulated Fund or Affiliated Fund28 will notify each Regulated Fund that holds an investment in the issuer of the proposed Disposition at the earliest practical time; and

(ii) the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to participation by such Regulated Fund in the Disposition.

(b) Same Terms and Conditions. Each Regulated Fund will have the right to participate in such Disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the Affiliated Funds and any other Regulated Fund.

(c) No Board Approval Required. A Regulated Fund may participate in such a Disposition without obtaining prior approval of the Required Majority if:

(i) (A) the participation of each Regulated Fund and Affiliated Fund in such Disposition is proportionate to its then-current holding of the security (or securities) of the issuer that is (or are) the subject of the Disposition;29 (B) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in such Dispositions on a pro rata basis (as described in greater detail in the Application); and (C) the Board of the Regulated Fund is provided on a quarterly basis with a list of all Dispositions made in accordance with this Condition; or

[26]

For example, procuring the Regulated Fund’s investment in a Potential Co-Investment Transaction to permit an affiliate to complete or obtain better terms in a separate transaction would constitute an indirect financial benefit.

[27]	This exception applies only to Follow-On Investments by a Regulated Fund in issuers in which that Regulated Fund already holds investments.
[28]	Any TSSP Proprietary Account that is not advised by the Adviser is itself deemed to be the Adviser for purposes of Conditions 6(a)(i), 7(a)(i), 8(a)(i) and 9(a)(i).
[29]

In the case of any Disposition, proportionality will be measured by each participating Regulated Fund’s and Affiliated Fund’s outstanding investment in the security in question immediately preceding the Disposition.

(ii) each security is a Tradable Security and (A) the Disposition is not to the issuer or any affiliated person of the issuer and (B) the security is sold for cash in a transaction in which the only term negotiated by or on behalf of the participating Regulated Funds and Affiliated Funds is price.

(d) Standard Board Approval. In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors and the Regulated Fund will participate in such Disposition solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

7. Enhanced Review Dispositions.

(a) General. If any Regulated Fund or Affiliated Fund elects to sell, exchange or otherwise dispose of a Pre-Boarding Investment in a Potential Co-Investment Transaction and the Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer:

(i) the Adviser to such Regulated Fund or Affiliated Fund will notify each Regulated Fund that holds an investment in the issuer of the proposed Disposition at the earliest practical time;

(ii) the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to participation by such Regulated Fund in the Disposition; and

(iii) the Adviser will provide to the Board of each Regulated Fund that holds an investment in the issuer all information relating to the existing investments in the issuer of the Regulated Funds and Affiliated Funds, including the terms of such investments and how they were made, that is necessary for the Required Majority to make the findings required by this Condition.

(b) Enhanced Board Approval. The Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such Disposition solely to the extent that a Required Majority determines that:

(i) the Disposition complies with Conditions 2(c)(i), (ii), (iii)(A), and (iv); and

(ii) the making and holding of the Pre-Boarding Investments were not prohibited by Rule 17d-1, as applicable, and records the basis for the finding in the Board minutes.

(c) Additional Requirements. The Disposition may only be completed in reliance on the Order if:

(i) Same Terms and Conditions. Each Regulated Fund has the right to participate in such Disposition on a proportionate basis, at the same price and on the same terms and Conditions as those applicable to the Affiliated Funds and any other Regulated Fund;

(ii) Original Investments. All of the Affiliated Funds’ and Regulated Funds’ investments in the issuer are Pre-Boarding Investments;

(iii) Advice of Counsel. Counsel for the participating Regulated Funds advises that the making and holding of the investments in the Pre-Boarding Investments were not prohibited by Rule 17d-1, as applicable;

(iv) Multiple Classes of Securities. All Regulated Funds and Affiliated Funds that hold Pre-Boarding Investments in the issuer immediately before the time of completion of the Co-Investment Transaction hold the same security or securities of the issuer. For the purpose of determining whether the Regulated Funds and Affiliated Funds hold the same security or securities, they may disregard any security held by some but not all of them if, prior to relying on the Order, the Required Majority is presented with all information necessary to make a finding, and finds, that: (x) any Regulated Fund’s or Affiliated Fund’s holding of a different class of securities (including, for this purpose, a security with a different maturity date) is immaterial30 in amount, including immaterial relative to the size of the issuer; and (y) the Board records the basis for any such finding in its minutes. In addition, securities that differ only in respect of issuance date, currency, or denominations may be treated as the same security; and

(v) No Control. The Affiliated Funds, the other Regulated Funds and their affiliated persons (within the meaning of Section 2(a)(3)(C) of the Act), individually or in the aggregate, do not control the issuer of the securities (within the meaning of Section 2(a)(9) of the Act).

8. Standard Review Follow-Ons.

(a) General. If any Regulated Fund or Affiliated Fund desires to make a Follow-On Investment in an issuer and the Regulated Funds and Affiliated Funds holding investments in the issuer previously participated in a Co-Investment Transaction with respect to the issuer:

(i) the Adviser to each such Regulated Fund or Affiliated Fund will notify each Regulated Fund that holds securities of the portfolio company of the proposed transaction at the earliest practical time; and

(ii) the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to the proposed participation, including the amount of the proposed investment, by such Regulated Fund.

(b) No Board Approval Required. A Regulated Fund may participate in the Follow-On Investment without obtaining prior approval of the Required Majority if:

(i) (A) the proposed participation of each Regulated Fund and each Affiliated Fund in such investment is proportionate to its outstanding investments in the issuer or the security at issue, as appropriate,31 immediately preceding the Follow-On Investment; and (B) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this Application); or

(ii) it is a Non-Negotiated Follow-On Investment.

[30]

In determining whether a holding is “immaterial” for purposes of the Order, the Required Majority will consider whether the nature and extent of the interest in the transaction or arrangement is sufficiently small that a reasonable person would not believe that the interest affected the determination of whether to enter into the transaction or arrangement or the terms of the transaction or arrangement.

[31]

To the extent that a Follow-On Investment opportunity is in a security or arises in respect of a security held by the participating Regulated Funds and Affiliated Funds, proportionality will be measured by each participating Regulated Fund’s and Affiliated Fund’s outstanding investment in the security in question immediately preceding the Follow-On Investment using the most recent available valuation thereof. To the extent that a Follow-On Investment opportunity relates to an opportunity to invest in a security that is not in respect of any security held by any of the participating Regulated Funds or Affiliated Funds, proportionality will be measured by each participating Regulated Fund’s and Affiliated Fund’s outstanding investment in the issuer immediately preceding the Follow-On Investment using the most recent available valuation thereof.

(c) Standard Board Approval. In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority makes the determinations set forth in Condition 2(c). If the only previous Co-Investment Transaction with respect to the issuer was an Enhanced Review Disposition, then the Eligible Directors must complete this review of the proposed Follow-On Investment both on a stand-alone basis and together with the Pre-Boarding Investments in relation to the total economic exposure and other terms of the investment.

(d) Allocation. The investment opportunity will be allocated first among the participating Regulated Funds, with any excess amount available to invest allocated among the participating Affiliated Funds (as described in section III.A.1(b) above), if, with respect to any such Follow-On Investment:

(i) the amount of the opportunity proposed to be made available to any Regulated Fund is not based on the Regulated Funds’ and the Affiliated Funds’ outstanding investments in the issuer or the security at issue, as appropriate, immediately preceding the Follow-On Investment; and

(ii) the aggregate amount recommended by the Advisers to be invested in the Follow-On Investment by the participating Regulated Funds and any participating Affiliated Funds, collectively, exceeds the amount of the investment opportunity.

(e) Other Conditions. The acquisition of Follow-On Investments as permitted by this Condition will be considered a Co-Investment Transaction for all purposes and subject to the other Conditions set forth in this application.

9. Enhanced Review Follow-Ons.

(a) General. If any Regulated Fund or Affiliated Fund desires to make a Follow-On Investment in an issuer that is a Potential Co-Investment Transaction and the Regulated Funds and Affiliated Funds holding investments in the issuer have not previously participated in a Co-Investment Transaction with respect to the issuer:

(i) the Adviser to each such Regulated Fund or Affiliated Fund will notify each Regulated Fund that holds securities of the portfolio company of the proposed transaction at the earliest practical time;

(ii) the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to the proposed participation, including the amount of the proposed investment, by such Regulated Fund; and

(iii) the Advisers will provide to the Board of each Regulated Fund that holds an investment in the issuer all information relating to the existing investments in the issuer of the Regulated Funds and Affiliated Funds, including the terms of such investments and how they were made, that is necessary for the Required Majority to make the findings required by this Condition.

(b) Enhanced Board Approval. The Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority reviews the proposed Follow-On Investment, both on a stand-alone basis and together with the Pre-Boarding Investments in relation to the total economic exposure and other terms, and makes the determinations set forth in Condition 2(c). In addition, the Follow-On Investment may only be completed in reliance on the Order if the Required Majority of each participating Regulated Fund determines that the making and holding of the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable. The basis for the Board’s findings will be recorded in the minutes.

(c) Additional Requirements. The Follow-On Investment may only be completed in reliance on the Order if:

(i) Original Investments. All of the Affiliated Funds’ and Regulated Funds’ investments in the issuer are Pre-Boarding Investments;

(ii) Advice of Counsel. Counsel for the participating Regulated Funds advises that the making and holding of the investments in the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable;

(iii) Multiple Classes of Securities. All Regulated Funds and Affiliated Funds that hold Pre-Boarding Investments in the issuer immediately before the time of completion of the Co-Investment Transaction hold the same security or securities of the issuer. For the purpose of determining whether the Regulated Funds and Affiliated Funds hold the same security or securities, they may disregard any security held by some but not all of them if, prior to relying on the Order, the Required Majority is presented with all information necessary to make a finding, and finds, that: (x) any Regulated Fund’s or Affiliated Fund’s holding of a different class of securities (including, for this purpose, a security with a different maturity date) is immaterial in amount, including immaterial relative to the size of the issuer; and (y) the Board records the basis for any such finding in its minutes. In addition, securities that differ only in respect of issuance date, currency, or denominations may be treated as the same security; and

(iv) No Control. The Affiliated Funds, the other Regulated Funds and their affiliated persons (within the meaning of Section 2(a)(3)(C) of the Act), individually or in the aggregate, do not control the issuer of the securities (within the meaning of Section 2(a)(9) of the Act).

(d) Allocation. The investment opportunity will be allocated first among the participating Regulated Funds, with any excess amount available to invest allocated among the participating Affiliated Funds (as described in section III.A.1(b) above), if, with respect to any such Follow-On Investment:

(i) the amount of the opportunity proposed to be made available to any Regulated Fund is not based on the Regulated Funds’ and the Affiliated Funds’ outstanding investments in the issuer or the security at issue, as appropriate, immediately preceding the Follow-On Investment; and

(ii) the aggregate amount recommended by the Advisers to be invested in the Follow-On Investment by the participating Regulated Funds and any participating Affiliated Funds, collectively, exceeds the amount of the investment opportunity.

(e) Other Conditions. The acquisition of Follow-On Investments as permitted by this Condition will be considered a Co-Investment Transaction for all purposes and subject to the other Conditions set forth in this application.

10. Board Reporting, Compliance and Annual Re-Approval.

(a) Each Adviser to a Regulated Fund will present to the Board of each Regulated Fund, on a quarterly basis, and at such other times as the Board may request, (i) a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Funds or any of the Affiliated Funds during the preceding quarter that fell within the Regulated Fund’s then-current Objectives and Strategies and any Board-Established Criteria that were not made available to the Regulated Fund, and an explanation of why such investment opportunities were not made available to the Regulated Fund; (ii) a record of all Follow-On Investments in and Dispositions of investments in any issuer in which the Regulated Fund holds any investments by any Affiliated Fund or other Regulated Fund during the prior quarter; and (iii) all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Funds or Affiliated Funds that the Regulated Fund considered but declined to participate in, so that the Independent Directors may determine whether all Potential Co-Investment Transactions and Co-Investment Transactions during the preceding quarter, including those investments that the Regulated Fund considered but declined to participate in, comply with the Conditions.

(b) All information presented to the Regulated Fund’s Board pursuant to this Condition will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

(c) Each Regulated Fund’s chief compliance officer, as defined in Rule 38a-1(a)(4), will prepare an annual report for its Board each year that evaluates (and documents the basis of that evaluation) the Regulated Fund’s compliance with the terms and Conditions of the application and the procedures established to achieve such compliance.

(d) The Independent Directors will consider at least annually whether continued participation in new and existing Co-Investment Transactions is in the Regulated Fund’s best interests.

11. Record Keeping. Each Regulated Fund will maintain the records required by Section 57(f)(3) of the Act as if each of the Regulated Funds were a BDC and each of the investments permitted under these Conditions were approved by the Required Majority under Section 57(f).

12. Director Independence. No Independent Director of a Regulated Fund will also be a director, general partner, managing member or principal, or otherwise be an “affiliated person” (as defined in the Act) of any Affiliated Fund.

13. Expenses. The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the Securities Act) will, to the extent not payable by the Advisers under their respective advisory agreements with the Regulated Funds and the Affiliated Funds, be shared by the Regulated Funds and the participating Affiliated Funds in proportion to the relative amounts of the securities held or being acquired or disposed of, as the case may be.

14. Transaction Fees.32 Any transaction fee (including break-up, structuring, monitoring or commitment fees but excluding brokerage or underwriting compensation permitted by Section 17(e) or 57(k)) received in connection with any Co-Investment Transaction will be distributed to the participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by an Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1), and the account will earn a competitive rate of interest that will also be divided pro rata among the participants. None of the Adviser, the Affiliated Funds, the other Regulated Funds or any affiliated person of the Affiliated Funds or the Regulated Funds will receive any additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction other than (i) in the case of the Regulated Funds and the Affiliated Funds, the pro rata transaction fees described above and fees or other compensation described in Condition 2(c)(iii)(B)(z), (ii) brokerage or underwriting compensation permitted by Section 17(e) or 57(k) or (iii) in the case of the Adviser, investment advisory compensation paid in accordance with investment advisory agreements between the applicable Regulated Fund(s) or Affiliated Fund(s) and its Adviser.

15. Independence. If the Holders own in the aggregate more than 25 % of the Shares of a Regulated Fund, then the Holders will vote such Shares as directed by an independent third party when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) any other matter under either the Act or applicable State law affecting the Board’s composition, size or manner of election.

16. Proprietary Accounts. The TSSP Proprietary Accounts will not be permitted to invest in a Potential Co-Investment Transaction except to the extent the aggregate demand from the Regulated Funds and the other Affiliated Funds is less than the total investment opportunity.

[32]	Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

VI. PROCEDURAL MATTERS

A. Communications.

Please address all communications concerning this Application and the Notice and Order to:

David Stiepleman

c/o TPG Specialty Lending, Inc.

345 California Street, Suite 3300

San Francisco, CA 94104

(415) 743-1500

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

John J. Mahon, Esq.

Schulte Roth & Zabel LLP

901 Fifteenth Street, NW, Suite 800

Washington DC 20005

Tel: (202) 729-7470

Fax: (202) 730-4520

B. Authorization.

All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application as of this January 16, 2020.

TPG SPECIALTY LENDING, INC.

By:	/s/ David Stiepleman
Name: David Stiepleman
Title: Director

TSL ADVISERS, LLC

By:	/s/ David Stiepleman
Name: David Stiepleman
Title: Vice President

TPG OPPORTUNITIES PARTNERS III (A), L.P.
TPG OPPORTUNITIES PARTNERS III (B), L.P.
TPG OPPORTUNITIES PARTNERS III (C), L.P.
TOP III DELAWARE AIV I-A, L.P.
TOP III DELAWARE AIV I-B, L.P.

By:	TPG OPPORTUNITIES GENPAR III, L.P., as general partner

By:	TPG OPPORTUNITIES GENPAR III ADVISERS, LLC, as general partner

By:	/s/ David Stiepleman
Name: David Stiepleman
Title: Vice President

TSSP OPPORTUNITIES PARTNERS IV (A), L.P.
TSSP OPPORTUNITIES PARTNERS IV (B), L.P.
TSSP OPPORTUNITIES PARTNERS IV (C), L.P.
TOP IV DELAWARE AIV I-A, L.P.
TOP IV DELAWARE AIV I-B, L.P.

By:	TSSP OPPORTUNITIES GENPAR IV, L.P., as general partner

By:	TSSP OPPORTUNITIES GENPAR IV ADVISERS, LLC, as general partner

By:	/s/ David Stiepleman
Name: David Stiepleman
Title: Vice President

TSSP ADJACENT OPPORTUNITIES PARTNERS, L.P.
TSSP ADJACENT OPPORTUNITIES PARTNERS (A), L.P.
TSSP ADJACENT OPPORTUNITIES PARTNERS (B), L.P.
TSSP ADJACENT OPPORTUNITIES PARTNERS (C), L.P.
TSSP ADJACENT OPPORTUNITIES PARTNERS (D), L.P.
TSSP ADJACENT OPPORTUNITIES PARTNERS (E), L.P.
TSSP ADJACENT OPPORTUNITIES PARTNERS (F), L.P.
KNIGHT TAO, L.P.
SUPER TAO MA, L.P.
SUPER TAO CONTINGENT MA, L.P.
PSERS TAO PARTNERS PARALLEL FUND, L.P.
TAO (B) AIV II-A, L.P.
TAO (C) AIV II-A, L.P.

By:	TSSP ADJACENT OPPORTUNITIES GENPAR, L.P., as general partner

By:	TSSP ADJACENT OPPORTUNITIES GENPAR ADVISERS, LLC, as general partner

By:	/s/ David Stiepleman
Name: David Stiepleman
Title: Vice President

TSSP CAPITAL SOLUTIONS (A), L.P.
TSSP CAPITAL SOLUTIONS (B), L.P.
TSSP CAPITAL SOLUTIONS (A) AIV, L.P.
TSSP CAPITAL SOLUTIONS (B) AIV, L.P.

By:	TSSP CAPITAL SOLUTIONS GENPAR, L.P., as general partner

By:	TSSP CAPITAL SOLUTIONS GENPAR ADVISERS, LLC, as general partner

By:	/s/ David Stiepleman
Name: David Stiepleman
Title: Vice President

TPG SPECIALTY LENDING EUROPE I, L.P.

By:	TPG SPECIALTY LENDING EUROPE GENPAR I, L.P., as general partner

By:	TPG SPECIALTY LENDING EUROPE GENPAR I ADVISERS, LLC, as general partner

By:	/s/ David Stiepleman
Name: David Stiepleman
Title: Vice President

SUPER TSLE, L.P.

By:	SUPER TSLE GENPAR, L.P., as general partner

By:	TPG SPECIALTY LENDING EUROPE GENPAR I ADVISERS, LLC, as general partner

By:	/s/ David Stiepleman
Name: David Stiepleman
Title: Vice President

TPG OPPORTUNITIES ADVISERS, LLC

By:	/s/ David Stiepleman
Name: David Stiepleman
Title: Vice President

TPG OPPORTUNITIES III MANAGEMENT, LLC

By:	/s/ David Stiepleman
Name: David Stiepleman
Title: Vice President

TSSP OPPORTUNITIES IV MANAGEMENT, LLC

By:	/s/ David Stiepleman
Name: David Stiepleman
Title: Vice President

TSSP ADJACENT OPPORTUNITIES MANAGEMENT, LLC

By:	/s/ David Stiepleman
Name: David Stiepleman
Title: Vice President

TSSP CAPITAL SOLUTIONS I MANAGEMENT, LLC

By:	/s/ David Stiepleman
Name: David Stiepleman
Title: Vice President

TPG SPECIALTY LENDING EUROPE I MANAGEMENT, LLC

By:	/s/ David Stiepleman
Name: David Stiepleman
Title: Vice President

TSSP HOLDCO MANAGEMENT, LLC

By:	/s/ David Stiepleman
Name: David Stiepleman
Title: Vice President

APPENDIX A

VERIFICATION

The undersigned states that he has duly executed the attached application, dated as of January 16, 2020, for and on behalf of the Applicants; and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts set forth are true to the best of his knowledge, information and belief.

/s/ David Stiepleman
Name: David Stiepleman
Date: January 16, 2020

APPENDIX B

Resolutions of the Board of Directors of TPG Specialty Lending, Inc.

WHEREAS, the Board of Directors has reviewed the Company’s Co-Investment Exemptive Application (the “Exemptive Application”), a copy of which is attached hereto as Exhibit A, for an order of the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “Act”), and Rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the Act and Rule 17d-l under the Act;

NOW, THEREFORE, BE IT RESOLVED, that the Authorized Officers, shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be executed, delivered and filed with the SEC the Exemptive Application, in substantially the form attached hereto as Exhibit A; and

FURTHER RESOLVED, that the Authorized Officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be made, executed, delivered and filed with the SEC any amendments to the Exemptive Application and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any of the Authorized Officers in order to effectuate the foregoing resolutions, such determination to be conclusively evidenced by the taking of any such action; and

FURTHER RESOLVED, that all acts and things previously done by any of the Authorized Officers, on or prior to the date hereof, in the name and on behalf of the Company in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Company; and

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as the Authorized Officers may deem necessary and to identify by his or her signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument; and

FURTHER RESOLVED, that for purposes of the foregoing resolutions, the Authorized Officers of the Company shall be the Chief Executive Officer, President, Chief Financial Officer, Secretary and any Vice President of the Company (collectively, the “Authorized Officers”).

(Approved by unanimous written consent of the Board of Directors on January 9, 2020.)